Perfumania Holdings, Inc.

35 Sawgrass Drive, Suite 2

Bellport, NY 11713

July 28, 2010

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Perfumania Holdings, Inc. Item 4.01 Form 8-K Filed July 20, 2010 File No. 0-19714

Dear Mr. Thompson:

This responds to your letter of July 21, 2010 to the undersigned regarding the Form 8-K of Perfumania Holdings, Inc. (“Perfumania”) referred to above. Together with this response, we are filing an amendment to the Form 8-K to clarify the disclosure required by Reg. S-K, Item 304(a) and to include the required letter of Deloitte & Touche LLP. For your convenience, each of your comments is restated below, followed by our response.

Item 4.01 Form 8-K filed July 20, 2010

1.	Please disclose the actual date that Deloitte & Touche LLP was dismissed as opposed to the effective date. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

Response:

We have amended the filing to disclose that Deloitte & Touche LLP was dismissed on July 15, 2010.

2.	Please disclose the actual date that J.H. Cohn LLP was engaged as opposed to the effective date that your Audit Committee made the determination to engage J.H. Cohn LLP. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response:

We have amended the filing to disclose that J.H. Cohn LLP was engaged on July 15, 2010.

3.	Please file the letter from Deloitte & Touche LLP as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:

We have filed the letter from Deloitte & Touche LLP as an exhibit to the amendment to Form 8-K filed in response to your comments.

As requested, Perfumania acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Donna Dellomo

Donna Dellomo
Chief Financial Officer